Reliance
Industries Limited

08000532

February 1, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1		January 25, 2008	Intimating that 10,08,000 Options have been granted to eligible employees in terms of the Company's Employees Stock Option Scheme during the quarter ended December 31, 2007.
2	Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations, 1992	February 01, 2008	Forwarding Disclosure received from Director.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

Reliance
Industries Limited

January 25, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
(Fax No. 22723121 / 22722039)

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sirs,

Sub. : Grant of Options under Employees Stock Option Scheme

We write to advise you that in terms of the Company's Employees Stock Option Scheme, 10,08,000 Options, exercisable into equal number of fully paid-up equity shares of the Company, have been granted to Eligible Employees during the quarter ended December 31, 2007.

The Options would vest based on the specified criteria. The Vesting Period would range between one to seven years from the date of the Grant and the Exercise Period would extend up to five years from the date of Vesting.

The Options not vested in the specified Vesting Period on account of not meeting the specified criteria and the Options vested but not exercised within the specified Exercise Period will lapse.

This is for your information and record.

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
28 JAN 2008
CONTENTS NOT VERIFIED
SIGN. ....

Yours faithfully,
For Reliance Industries Limited

Mahavir Lunawat
Assistant Company Secretary

cc. : Luxembourg Stock Exchange

Reliance
Industries Limited

1st February, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai 400 001

National Stock Exchange of India Ltd
Exchange Plaza,
Plot No C/1, G Block,
Bandra – Kurla Complex,
Bandra (E), Mumbai 400 051

Dear Sirs,

Sub : **Regulation 13 (6) – SEBI (Prohibition of Insider Trading) Regulations 1992**

Pursuant to the Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, the Company is required to disclose to the Stock Exchanges , information received from the Directors & officers in respect of any change in their holding beyond the specified limits.

The disclosure received from Shri Y P Trivedi, Director is forwarded herewith.

Kindly take the same on record.

Thanking you.

For **Reliance Industries Ltd**

Vinod M Ambani
President & Company Secretary

Cc : Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg,
S A 11, Avenue de la Porte- Neuve,
B P 165, L – 2011,
Luxembourg

Encl :As Above

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13(4) and (6)]

Regulation 13(4) - Details of change in shareholding of Director / Officer / Connected Person of the Company

Name and address of Director/ Officer/ Connected Person	No. & % of shares / voting rights held by the Director/ Officer	Date of receipt of allotment advice/ acquisition / sale of shares/ voting rights	Date of intimation to Company	Mode of acquisition (market purchase / public/ rights/ preferential offer etc.)	No. & % of shares/ post acquisition/ voting rights sale	Trading member through whom the trade was executed with SEBI Registration No. of the Trading Member	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value	DP ID	Folio No. / Client ID
Y P Trivedi "Mistry Manor" 62A Napeansea Road, Mumbai 400 006	11,700	Allotment advice dated January 30, 2008	February 01, 2008	Market Purchase	12,200		NSE	500	12,62,265	NIL	NIL	IN300484	012974040

Signature: ____________

END